UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-11917

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

Financial Statements and Supplemental Schedule Farm Bureau 401(k) Savings Plan Years Ended December 31, 2019 and 2018 With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Farm Bureau 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1987.

Des Moines, Iowa
June 26, 2020

Farm Bureau 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments at fair value	$313,455,077	$257,127,663
Investments at contract value	30,583,716	30,870,115
Total investments	344,038,793	287,997,778

Receivables:
Employer contributions	4,531,602	4,090,703
Participant contributions	44,468	6,790
Notes receivable from participants	5,358,112	5,217,799
Total receivables	9,934,182	9,315,292

Net assets available for benefits	$353,972,975	$297,313,070

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2019	2018
Additions:
Interest and dividend income on investments	$8,883,586	$11,602,065
Net appreciation (depreciation) in fair value of investments	47,210,862	(28,913,450)
	56,094,448	(17,311,385)

Interest income on notes receivable from participants	250,263	195,803

Contributions:
Participants	14,039,996	13,723,269
Employer	11,904,585	11,268,043
Rollovers from other plans	2,378,286	2,838,555
Total additions	84,667,578	10,714,285

Deductions:
Benefits paid to participants	27,685,543	29,976,342
Administrative expenses	322,130	380,498
Total deductions	28,007,673	30,356,840
Net additions (deductions)	56,659,905	(19,642,555)

Net assets available for benefits at beginning of year	297,313,070	316,955,625
Net assets available for benefits at end of year	$353,972,975	$297,313,070

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements

December 31, 2019

1. Description of the Plan

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies (the Plan sponsor), including FBL Financial Group, Inc. (FBL) and Farm Bureau Property & Casualty Insurance Company, as well as several unaffiliated organizations; the Arizona Farm Bureau Federation, the New Mexico Farm & Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies).

Participants may contribute a portion of their compensation, pretax, to the Plan. Participants also have the option to make Roth elective contributions which are post tax contributions. The principal and earnings on a Roth 401(k) account will be distributed tax-free if a participant leaves their Roth balance in the 401(k) plan for at least 5 years and until they reach age 59½ . The maximum amount contributed is determined by each participating company, currently set at 50% of eligible compensation for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 6% of eligible compensation. Certain participating companies made non-elective contributions, as a percent of eligible compensation, ranging from 2% to 20%. A certain group of participants under two participating employers receive a discretionary company contribution from 2.75% to 5.75% of eligible compensation, depending on the participant's combination of age plus years of service. All employee contributions are immediately vested. Employer contributions' vesting and eligibility requirements vary by Company.

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Loan terms, outside of home loans, cannot exceed a 5-year repayment period. Primary residence loan terms cannot exceed a 10-year repayment period. A participant may not have more than three loans outstanding at any point in time and will incur set-up and maintenance fees associated with each loan. The loans bear a commercially reasonable rate of interest, which is the prime rate as determined by the Plan's trustee or affiliate. Principal and interest is paid ratably through payroll deductions. At employment termination, the loan would be fully due and payable within 90 days unless a distribution is taken within 90 days (in which case it is offset from the distribution). If the loan is not repaid, the loan will be treated as a distribution subject to taxation and the 10% federal excise tax penalty applying to those individuals under age 55. In the event of loan default, the plan participant is given 90 days to reinstate the payment schedule. This 90-day grace period shall not extend beyond the original maturity date of the loan. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

On termination of service, the participant may elect to receive either a lump-sum payment equal to the value of their account or fixed payments over a period of time not to exceed the life expectancy of the participant. A participant may also take a lump-sum during an installment period. Effective October 1, 2019, additional payout options were added to the Plan whereby a participant may also elect partial lump-sum payments up to the value of their account and fixed period payments not to exceed the life expectancy of the participant. In the event the participant's vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant's balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the participant and the participant's balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by Farm Bureau Retirement Plan Committee, the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election. If the participant dies prior to receiving their entire account balance, the remaining portion will become payable to their beneficiaries.

Delaware Charter Guarantee & Trust Company, conducting business as Principal Trust Company is the Plan's trustee and provides record keeping services to the Plan.

Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the plan administrator.

2. Significant Accounting Policies

Recent Accounting Pronouncements
In July 2018, the Financial Accounting Standards Board (FASB) issued guidance amending the method used to determine fair value for certain investments by providing additional guidance on readily determinable fair value. The Plan adopted the guidance prospectively as of January 1, 2019. See Note 4 for further information.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits. See Note 8 for discussion of the novel coronavirus (COVID-19) pandemic and the related uncertainty in the financial markets.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value with the exception of group annuity contracts which are measured at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Group annuity contracts consist of an Asset Builder Group Annuity (the "Asset Builder Annuity") and a Group Flexible Premium Deferred Annuity (the "Flexible Premium Annuity") offered by Farm Bureau Life Insurance Company, a wholly-owned subsidiary of FBL. The contract value of the group annuities represents contributions plus interest credited at a rate determined by the issuer, less participant withdrawals and administrative expenses. See Notes 3 and 4 for further discussion of Plan investments and fair value methodologies. Purchases and sales of investments are recorded on a trade-date basis. Investment income is recorded when earned.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Payment of Benefits
Benefits are recorded when paid.

3. Investments
Contributions are invested in unaffiliated mutual funds, common collective trusts, pooled separate accounts, the Asset Builder Annuity, and a pooled investment trust which invests primarily in the common stock of FBL. Effective June 1, 2018, contributions may be invested in the self-directed brokerage account which allows access to common stocks, exchange traded funds, mutual funds and other investment products. The mutual funds, common collective trusts and pooled separate accounts invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed. All investments are considered participant directed, as participants may select the investments in which to invest their contributions.
Group annuities are fully benefit-responsive investment contracts issued by Farm Bureau Life Insurance Company. Group annuities have no set maturity date and are backed by the full faith and credit of the insurance company. The minimum crediting rate is 3.0% for the Flexible Premium Annuity and 1.0% for the Asset Builder Annuity. Interest crediting rates are reviewed and determined by Farm Bureau Life Insurance Company. The Flexible Premium Annuity is closed to new contributions, including transfers.

4. Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1:	Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.

Level 3:	Fair values are based on significant unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
There were no transfers in or out of Level 3 during 2019 or 2018.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at quoted prices in an active market which represent net asset value of shares held by the Plan.
Pooled investment trust: Valued based on the latest quoted market price of the investments (principally common stock of FBL) held within the fund.
Common collective trusts and pooled separate accounts: Beginning on January 1, 2019, upon adoption of recent accounting guidance as discussed in Note 2, these investments are valued at net asset value (NAV), which is based on the fair value of the underlying assets owned by the fund less any liabilities. The NAV, which is not publicly quoted, is available to current investors via the Plan’s website or when plan participants access their account values. It is the basis for current transactions and units can be redeemed at NAV as of the measurement date. Therefore, we believe these investments have a “readily determinable fair value”. Because these investments are valued similarly to mutual funds, we believe common collective trusts and pooled separate accounts are Level 1 assets to allow for consistent disclosure. Prior to January 1, 2019, common collective trust and separate account investments were valued at net asset value practical expedient, which is based on the fair value of the underlying assets owned by the fund less any liabilities.

Self-directed brokerage account: Underlying investments are valued on the basis of readily determinable market prices.
The following sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2019 and December 31, 2018. Investments where net asset value practical expedient is used to measure fair value are not presented by level within the fair value hierarchy.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual funds	$137,797,477	$—	$—	$137,797,477
Pooled investment trust	—	21,650,383	—	21,650,383
Self-directed brokerage account	2,006,140	—	—	2,006,140
Common collective trusts	148,375,156	—	—	148,375,156
Pooled separate accounts	3,625,921	—	—	3,625,921
Total investments in the fair value	$291,804,694	$21,650,383	$—	$313,455,077

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual funds	$110,789,761	$—	$—	$110,789,761
Pooled investment trust	—	26,098,187	—	26,098,187
Self-directed brokerage account	1,333,848	—	—	1,333,848
Total investments in the fair value hierarchy	$112,123,609	$26,098,187	$—	138,221,796

Investments measured at net asset value practical expedient:
Common collective trusts				115,942,996
Pooled separate accounts				2,962,871
Total investments measured at net asset value practical expedient				118,905,867
Total investments at fair value				$257,127,663

Pooled separate accounts allow one transfer per thirty day period and Northern Trust Global Investments common collective trusts allow one transfer per sixty day period. (See Schedule H, Line 4(i) - Schedule of Assets for the Plan's listing of investments.) The transfer restrictions apply to all participant directed transfers out of these investments, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the participant is not allowed to transfer back in the investment option until the holding period elapses. Contributions into the investment option are not impacted.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 30, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

6. Administrative and Operating Expenses

Effective January 1, 2019, administrative and operating expenses of the Plan are paid by an annual per participant charge that is spread over twelve months. Prior to this, administrative and operating expenses of the Plan were paid through fees based on a percentage of assets in each participant account at the end of each quarter.  Any remaining administrative and operating fees are paid from the assets of the Plan.

7. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

- common collective trust funds managed by Principal Global Investors Trust Company;
- pooled separate accounts managed by Principal Life Insurance Company;
- self-directed brokerage account managed by Principal Life Insurance Company;
- common stock of FBL; and
- group annuities issued by Farm Bureau Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

8. Subsequent Events

On March 11, 2020, the World Health Organization (“WHO”) declared a pandemic due to the COVID-19 outbreak. This triggered volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investments have incurred a decline in their fair value since December 31, 2019. Because the value of the Plan’s investments have and will fluctuate in response to changing market conditions, the amount of losses, if any, that will be recognized in subsequent periods, cannot be determined.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief with respect to employer contributions, distributions and participant loans for retirement plan sponsors and their participants who have financial consequences from the COVID-19 pandemic or if the participant, their spouse or dependent have been diagnosed with COVID-19. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Plan has adopted certain participant loan and distribution relief provisions included in the CARES Act and continues to evaluate other provisions.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Mutual funds, at fair value:
American Century Investments	American Century Small Cap Value Inst.		$11,882,627
The American Funds	American Funds EuroPacific Growth R6		15,367,629
Federated Securities Corporation	Federated Global Allocation Inst.		5,772,796
John Hancock	John Hancock Disciplined Value Mid Cap I		2,671,355
JP Morgan Funds	JP Morgan High Yield R6		2,899,020
Loomis Sayles	Loomis Sayles Small Cap Growth I		11,934,272
MainStay Funds	MainStay Large Cap Growth I		23,392,517
MFS Investment Management	MFS Value R6		31,959,903
PGIM Investments	PGIM Total Return Bond Z		14,751,272
T. Rowe Price Funds	T. Rowe Price Emerging Market Stock		5,349,123
Vanguard Group	Vanguard Real Estate Index Admiral		4,238,060
Voya	Voya Mid Cap Opportunities R6		2,172,715
Wells Fargo Bank, N.A.	Wells Fargo Adv. 100% Treasury Money Market		5,406,188
			137,797,477
	Common collective trusts, at fair value:
Northern Trust Global Investments	NT Collective Aggregate Bond Index Tier 3		1,744,332
Northern Trust Global Investments	NT Collective S&P 400 Index Tier 3		14,723,907
Northern Trust Global Investments	NT Collective S&P 500 Index Tier 3		20,347,043
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid Income		1,080,840
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2010		801,730
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2015		942,830
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2020		10,528,043
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2025		18,194,943
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2030		18,472,222
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2035		12,062,280
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2040		14,076,732
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2045		13,380,578
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2050		13,780,862
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2055		5,827,366
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2060		2,236,885
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2065		174,563
			148,375,156
	Pooled separate accounts, at fair value:
Principal Life Insurance Company (2)	PGI SmallCap S&P 600 Index		3,625,921

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (Continued)

E.I.N. 42-0331840 Plan #004

December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Self-directed brokerage account, at fair value:
Principal Life Insurance Company (2)	Principal Self-Directed Broker Account		$2,006,140

	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. Stock		21,650,383

	Group annuities, at contract value:
Farm Bureau Life Insurance Company (2)	Asset Builder Group Annuity		15,714,011
Farm Bureau Life Insurance Company (2)	Group Flexible Premium Deferred Annuity		14,869,705
			30,583,716
Loans to participants	Varying maturity dates with an interest rate range of 3.25% to 5.50%		5,358,112
Total investments and loans to participants			$349,396,905

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party-in-interest to the Plan.

Exhibits:

Exhibit number	Description
23	Consent of Independent Registered Public Accounting Firm, filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2020

FARM BUREAU 401(k) SAVINGS PLAN

By:      /s/ DOUGLAS V. SHELTON
Douglas V. Shelton
Chairman - Farm Bureau Retirement Plan Committee